FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA ANNOUNCES TOP-LINE RESULTS FROM
OSKIRA-1 PHASE III STUDY OF FOSTAMATINIB
IN RHEUMATOID ARTHRITIS

AstraZeneca today announced top-line results of OSKIRA-1, a Phase III study to assess the efficacy and safety of fostamatinib, the first oral spleen tyrosine kinase (SYK) inhibitor in development for rheumatoid arthritis (RA).  OSKIRA-1 had two primary endpoints: assessing signs and symptoms of RA as measured by ACR20 response rates, and an X-ray endpoint known as mTSS (modified Total Sharp Score).

In the OSKIRA-1 study, fostamatinib achieved a statistically significant improvement in ACR20 response rate at 24 weeks in both the 100 mg twice daily group and the group that received 100 mg twice daily for four weeks followed by 150 mg once daily (49%, p<0.001 and 44%, p=0.006 respectively) compared to placebo (34%). Fostamatinib did not demonstrate a statistically significant difference in mTSS compared to placebo at 24 weeks for either dose (p=0.252 and p=0.170, respectively).

The safety and tolerability findings for fostamatinib observed in the OSKIRA-1 study were generally consistent with those previously reported for the TASKi Phase II programme.
The most commonly reported adverse events were typical of those seen in earlier studies, including hypertension, diarrhoea, nausea, headache and nasopharyngitis (common cold).

Briggs Morrison, MD, Executive Vice President of Global Medicines Development and Chief Medical Officer, said: "These top-line results provide important information on the efficacy and safety of fostamatinib and demonstrate that the compound has an effect on the signs and symptoms of rheumatoid arthritis. We will await the results of the remaining Phase III studies, OSKIRA-2 and OSKIRA-3, to further evaluate and characterise the profile of fostamatinib as a potential treatment for rheumatoid arthritis."

OSKIRA-1 randomised 923 patients who had experienced an inadequate response to methotrexate (MTX) and, over a 24 week period, evaluated the effectiveness of two dosing regimens of fostamatinib (100 mg twice daily or fostamatinib 100 mg twice daily for four weeks followed by 150 mg once daily) in combination with MTX versus placebo in combination with MTX. Patients on fostamatinib remained on treatment in OSKIRA-1 for 12 months.

The OSKIRA-2 and OSKIRA-3 results are expected later in the second quarter of 2013.

About ACR20 and mTSS
The American College of Rheumatology (ACR) score represents a percentage improvement in symptoms (tenderness and swelling in the joints). 28 joints are evaluated for tenderness and swelling respectively (prior to taking any required analgesic that day if possible). To qualify for an ACR20 score, a person with RA must have at least 20% fewer tender joints and at least 20% fewer swollen joints. He or she must also show a 20% improvement in at least three of the following five areas: 1) the person's overall (global) assessment of his or her own RA, 2) the physician's global assessment of the person's RA, 3) the person's assessment of his or her own pain, 4) the person's assessment of his or her own physical functioning, and 3) the results of an erythrocyte sedimentation rate or C-reactive protein blood test (both of which test for inflammation).

Radiographic mTSS is measured in the hands and feet using X-rays. mTSS is a measure of bone erosion and joint space narrowing  on X-rays. In each hand, 16 areas are measured for erosions and 15 areas are measured for joint space narrowing. In each foot, six areas are measured for erosions and six areas are measured for joint space narrowing.  A smaller change in mTSS over a given time period, given in percentage change of mTSS score, reflects less progression of joint damage.

About the OSKIRA programme
The ongoing (Oral SYK Inhibition in Rheumatoid Arthritis) OSKIRA programme, has been designed to investigate fostamatinib as a potential new oral treatment option for rheumatoid arthritis and an alternative to injectable therapies for patients with an inadequate response to conventional Disease Modifying Anti-Rheumatic Drugs (DMARDs), including methotrexate (OSKIRA-1 and OSKIRA-2) and those with an inadequate response to TNF-α antagonists (OSKIRA-3).

About Fostamatinib
Fostamatinib (previously referred to as R788), is the first oral spleen tyrosine kinase (SYK) inhibitor in development for rheumatoid arthritis. In February 2010, AstraZeneca and Rigel Pharmaceuticals announced a worldwide license agreement whereby AstraZeneca would develop and commercialise fostamatinib.

About Rheumatoid Arthritis (RA)
Rheumatoid arthritis is a systemic autoimmune disease whereby the immune system attacks the joints, causing pain, swelling to the surrounding tissue and damage to the cartilage and bone. The disease affects approximately one in 100 people worldwide.

If not adequately treated, RA can destroy cartilage and bone within joints, leading to serious disability and can be associated with reduced life expectancy. Not all RA patients have a satisfactory response to existing therapies because the disease pathology may differ from one individual to another and a considerable unmet need remains.

In the US alone the total annual societal cost of RA is estimated to amount to $39.2 billion, with even greater indirect costs to individuals and society including costs from diminished work capacity, loss of productivity, loss in earnings and loss in tax contributions.

About Rigel
Rigel Pharmaceuticals, Inc. is a clinical-stage drug development company that discovers and develops novel, small-molecule drugs for the treatment of inflammatory and autoimmune diseases, as well as muscle disorders. Rigel's pioneering research focuses on intracellular signalling pathways and related targets that are critical to disease mechanisms. Rigel's productivity has resulted in strategic collaborations with large pharmaceutical partners to develop and market its product candidates. Current product development programmes include fostamatinib, an oral SYK inhibitor that is in Phase III clinical trials for RA with its partner AstraZeneca; R343, an inhaled SYK inhibitor for asthma and R333, a topical JAK/SYK inhibitor for discoid lupus - both of which have commenced Phase II clinical trials; and, R348, a topical JAK/SYK inhibitor in a Phase I clinical trial for the treatment of chronic dry eye.  For more information, visit
www.rigel.com
  or follow on Twitter (@RigelPharma).

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

AstraZeneca Media Enquiries
Esra Erkal-Paler                         +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                       +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                       +44 20 7604 8034 (UK/Global)
Jacob Lund
+46 8 553 260 20 (Sweden)

AstraZeneca Investor Enquiries
James Ward-Lilley                    +44 20 7604 8122   mob: +44 7785 432613
Karl Hård                                    +44 20 7604 8123   mob: +44 7789 654364
Colleen Proctor                          +1 302 886 1842     mob: +1 302 357 4882
Ed Seage                                     +1 302 886 4065     mob: +1 302 373 1361

Rigel Investor Enquiries
Raul R. Rodriguez                      +1 650 624 1302
invrel@rigel.com

Rigel Media Enquiries
Susan C. Rogers, Alchemy Consulting, Inc. +1 650 430 3777
susan@alchemyemail.com

5 April 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 April 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary